FORM 5
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, d.C. 20549
        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Baucom, Tyndall L.                 December 1995
     Riverfront Plaza-West
     901 E. Byrd Street, 17th Floor     5. If Amendment, Date of Original
     Richmond, Virginia 23219          (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Director
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                    Common Stock
2.   Transaction Date                     (01)
3.   Transaction Code                     R
4.   Securities Acquired (A) or
       Disposed of (D)
     Amount                               773.982
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year
6.   Ownership Form:
     Direct (D) or Indirect (I)
7.   Nature of Indirect Beneficial Ownership


1.   Title of Security                    Common Stock
2.   Transaction Date                     (02)
3.   Transaction Code                     J (02)
4.   Securities Acquired (A) or
       Disposed of (D)
     Amount                               3,769
     (A) or (D)                           A
     Price                                (02)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year
6.   Ownership Form:
     Direct (D) or Indirect (I)
7.   Nature of Indirect Beneficial Ownership


1.   Title of Security                    Common Stock
2.   Transaction Date                     12/14/1995
3.   Transaction Code                     G
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               490
     (A) or (D)                           D
     Price
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    15,094
6.   Ownership Form:
     Direct (D) or Indirect (I)           D
7.   Nature of Indirect Beneficial Ownership


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FORM 5

1.   Title of Security                    Common Stock
2.   Transaction Date                     (03)
3.   Transaction Code                     J (03)
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               327
     (A) or (D)                           A
     Price                                (03)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year
6.   Ownership Form:
     Direct (D) or Indirect (I)
7.   Nature of Indirect Beneficial Ownership


1.   Title of Security                    Common Stock
2.   Transaction Date                     09/30/1995
3.   Transaction Code                     J (02)
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               3,769
     (A) or (D)                           D
     Price                                (02)
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    0
6.   Ownership Form:
     Direct (D) or Indirect (I)           I
7.   Nature of Indirect Beneficial Ownership   By Trustee of Employee Savings
                                               Plan


1.   Title of Security                    Common Stock
2.   Transaction Date                     12/14/1995
3.   Transaction Code                     G
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               245
     (A) or (D)                           A
     Price
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    245
6.   Ownership Form:
     Direct (D) or Indirect (I)           I
7.   Nature of Indirect Beneficial Ownership   By Son


1.   Title of Security                    Common Stock
2.   Transaction Date                     12/14/1995
3.   Transaction Code                     G
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               245
     (A) or (D)                           A
     Price
5.   Amount of Securities Beneficially
       Owned at End of Issuer's Fiscal Year    245
6.   Ownership Form:
     Direct (D) or Indirect (I)           I
7.   Nature of Indirect Beneficial Ownership   By Son

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FORM 5

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         __________________
2.   Conversion or Exercise Price of
      Derivative Security                 __________________
3.   Transaction Date                     __________________
4.   Transaction Code                     __________________
5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                  __________________
6.   Date Exercisable                     __________________
     Expiration Date                      __________________
7.   Title and Amont of Underlying Securities
     Title                                __________________
     Amount or Number of Shares           __________________
8.   Price of Derivative Security         __________________
9.   Number of Derivative Securities
      Beneficially Owned at End of Year   __________________
10.  Ownership of Derivative Security:
     Direct (D) or Indirect (I)           __________________
11.  Nature of Indirect Beneficial Ownership   __________________


Explanation of Responses:
(01) Acquired through the normal reinvestment feature of the Dominion Resources, Inc. Automatic Dividend Reinvestment and Stock Purchase Plan during 1995 at prices ranging from $36.00 to $41.25 per share.

(02) Distribution of Common Stock from the Dominion Resources, Inc. Employee Savings Plan in a transaction exempt under old rule 16b-3. These shares were distributed to Mr. Baucom following his retirement as an officer of Dominion Resources, Inc., effective September 15, 1995.

(03) Shares acquired by the Dominion Resources, Inc. Employee Savings Plan (a Rule 16b-3 Plan) between January 1 and December 31, 1995, at prices ranging from $35.56 to $41.25 per share in transactions exempt under old rule 16b-3.

Baucom, Tyndall L.
2-15-96